Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BRIDGELINE DIGITAL, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Bridgeline Digital, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST:	This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

SECOND:

The Board of Directors of the Corporation, acting in accordance with the provisions of 242 of the General Corporation Law of the State of Delaware, adopted resolutions setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable, as follows:

RESOLVED:

That Article FOURTH, Section 4.1 of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be and hereby is further amended by deleting the first paragraph thereof and inserting in its place the following:

“Effective at 11:00 p.m., Eastern Time, on the filing date of this Certificate of Amendment to the Certificate of Incorporation (the “Effective Time”), a one-for-fifty reverse stock split of both the Corporation’s issued and outstanding shares of Common Stock and the number of shares of Common Stock authorized pursuant to this Certificate of Incorporation shall become effective, pursuant to which each fifty (50) shares of Common Stock both authorized hereunder, and outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time (“Old Common Stock”) shall be reclassified and combined into one (1) share of Common Stock upon the Effective Time and shall represent one (1) share of Common Stock from and after the Effective Time (“New Common Stock”).

No fractional shares of New Common Stock will be issued in connection with the reverse stock split; instead, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of Old Common Stock, any stockholder who would otherwise be entitled to a fractional share of the New Common Stock as a result of the reverse split, following the Effective Time (after taking into account all fractional shares of New Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of New Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales prices of a share of the Corporation’s Common Stock (as adjusted to give effect to the reverse split) on the Nasdaq Capital Market during regular trading hours for the five (5) consecutive trading days immediately preceding the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.

Immediately after the Effective Time, the Corporation shall be authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Fifty-One Million (51,000,000), of which Fifty Million (50,000,000) shares shall be Common Stock, having a par value of $0.001 per share, and of which One Million (1,000,000) shares shall be Preferred Stock, having a par value of $0.001 per share.”

THIRD:

The foregoing amendment was submitted to the stockholders of the Corporation for their approval at a special meeting of stockholders held on April 26, 2019, and was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall be effective as of 11:00 p.m. Eastern Time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 1st day of May, 2019.

BRIDGELINE DIGITAL, INC.

By:	/s/ Roger Kahn
Name: Roger Kahn
Title: President and Chief Executive Officer